Exhibit 99.1

Crescent Point Confirms Quarterly Dividend and Declares Special Dividend

CALGARY, AB, March 2, 2023 /CNW/ - Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX: CPG) (NYSE: CPG) announces its Board of Directors has declared a special dividend and confirms the previously announced quarterly base dividend in alignment with the Company's return of capital framework.

A special cash dividend of $0.032 per share based on Crescent Point's fourth quarter 2022 financial results will be paid on March 17, 2023 to shareholders of record on March 10, 2023. As previously announced, the company's quarterly base dividend of $0.10 per share will be paid on April 3, 2023 to shareholders of record on March 15, 2023.

Crescent Point's total return of capital offering for shareholders includes a combination of a base dividend, accretive share repurchases and special dividends.

The dividends are designated as "eligible dividends" for Canadian income tax purposes. For U.S. income tax purposes, Crescent Point's dividends are considered "qualified dividends."

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Shant Madian, Vice President, Capital Markets, or
Sarfraz Somani, Manager, Investor Relations
Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020  Fax: (403) 693-0070
Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB  T2P 1G1
www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

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SOURCE Crescent Point Energy Corp.

View original content: http://www.newswire.ca/en/releases/archive/March2023/02/c5958.html

%CIK: 0001545851

CO: Crescent Point Energy Corp.

CNW 06:25e 02-MAR-23